Mail Stop 4561

May 29, 2008

William A. Roper, Jr.
President and Chief Executive Officer
Verisign, Inc.
487 E. Middlefield Road
Mountain View, CA 94043

> **Re:** **Verisign, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 000-23593**

Dear Mr. Roper:

We have reviewed your response letter dated May 14, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   As previously requested, please provide us a statement in writing acknowledging:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 41

2.   We note your response to prior comment number 4. We asked you to consider expanding your discussion and analysis overview to include known trends, demands, commitments, events and uncertainties. Your response states that you believe that you "provided a clear description of any known trends, demands, commitments, events and uncertainties as they are currently known to [you], including how the aforementioned factors have historically impacted [your] liquidity, capital resources, and results of operations and how they may be expected to do so in the future." Please direct our attention to the specific disclosure in your MD&A that addresses our concerns.

Item 8. Financial Statements and Supplementary Data

Supplementary Data (unaudited), page 65

3.   We have read your response to prior comment number 5 and it is unclear to us how your current disclosures comply with the applicable guidance. Please tell us why you believe that you should not be disclosing, at a minimum, cost of revenue information and explain how you considered Question 3 of SAB Topic 6(g)(1).

Item 9A. Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures, page 67

4.   We note your response to prior comment number 7 in which we asked you to explain how you concluded that although your disclosure controls and procedures were not effective, information included in the 10-K was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information you are required to disclose in the 10-K was accumulated and communicated to your management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We also note that you have similar disclosure in your Form 10-Q for the quarterly period ended March 31, 2008. We find your disclosure and response unclear. It appears that you are attempting to qualify the conclusions of your principal executive and principal financial officers. Please advise.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 40

5.   We note your disclosure that there was no change in your internal control over financial reporting "that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting, other than those noted above." In future filings, state clearly, if correct, that there were changes in your internal control over financial reporting during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief